WORK Medical Technology Group LTD

August 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Schwartz
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 2 to Registration Statement on Form F-1
Filed on June 30, 2023
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated July 12, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For the purpose of the Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company, its British Virgin Islands subsidiary and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., Hangzhou Hanshi Medical Equipment Co., Ltd., and Hangzhou Youshunhe Technology Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amendment No. 3 to Registration Statement on Form F-1”) is being submitted to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed on June 30, 2023

Liquidity and Capital Resources, page 66

1. We have reviewed your response and revised disclosure in response to prior comment 3 and have the following comment. Please revise your disclosure to state with greater clarity that, as of May 31, 2023, you have only collected $589,238 in cash of the $3,287,817 accounts receivable, net, outstanding as of September 30, 2022. In addition, please revise your disclosure to state that $1,336,909 was recorded as bad debt expense in the year ended September 30, 2023 and that this amount relates to revenues from the year ended September 30, 2022. Lastly, please revise your disclosure to state why you believe the remaining $1,361,770 in accounts receivable is collectible.

In response to the Staff’s comment, we respectfully advise the Staff that as of July 30, 2023, we collected approximately $2 million in cash of the $3,287,817 accounts receivable, net, outstanding as of September 30, 2022. In addition, we revised the disclosures on page 66 to state that $1,336,809 was recorded as bad debt and previously recognized as revenue for the year ended September 30, 2022. Lastly, as 83% of the remaining $1,361,770 in net accounts receivable has been collected from May 31, 2023 to July 30, 2023, we believe the bad debt provision made for September 30, 2022 was sufficient.

2. In response to prior comment 4 you set forth that “pursuant to the requirements under ASC 606-10-25-1(e), the Company concluded that the collectability of the full consideration is probable for revenue recognized during the years ended September 30, 2022 and 2021.” However, we would like to understand the basis for your determination as it relates to customers with working capital deficiencies. As previously requested, please explain to us how you assessed collectability, and concluded that the criterion in ASC 606-10-25-1(e) was met, in order to initially record revenue for customers where you could not collect timely payments. As part of your response, please include actual, factual details, etc.

In response to the Staff’s comments, we respectfully advise the Staff that in the evaluation, the Group followed the guidance per ASC 606-10-55-3B, which states that the collectability assessment in paragraph 606-10-25-1(e) is partly a forward-looking assessment. It requires the Group to use judgment and consider all of the facts and circumstances, including the customary business practices and its knowledge of the customer, in determining whether it is probable that the Group will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that the entity expects to transfer to the customer. The Group constantly evaluated the financial conditions of major customers when conducting business, such as their most recent collection history, sufficiency of registered capital, and any litigation or negative news related to these customers in the market. The Group only provides credit sales for trustworthy customers to its best knowledge when signing the sales contract. Although bad debt provision has been made due to deterioration and instability of some of customers’ financial situations, when the Group is signing the sales contract and thereafter initially recorded revenue, the Group believes it is probable that it will collect substantially all of the consideration after considered all of the facts and circumstances.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC